Media Release 21 May 2024

Exhibit 99.3
James Hardie Industries Announces Fourth Quarter
And Fiscal Year 2024 Results

Record Net Sales of US$3.9 Billion for the Fiscal Year
Record Adjusted Net Income of US$707.5 Million for the Fiscal Year
Fourth Quarter Adjusted Net Income of US$174.2 Million
Issues First Quarter and Fiscal Year 2025 Guidance

James Hardie Industries plc (ASX: JHX; NYSE: JHX), today announced results for its fourth quarter ending 31 March 2024.
Full Year Fiscal Year 2024 Highlights, Compared to Fiscal Year 2023, as applicable:
•Record Net Sales of US$3,936.3 Million, up 4%
•Record Adjusted EBITDA of US$1,125.8 Million, with an Adjusted EBITDA margin of 28.6%
•Record Adjusted EBIT of US$940.8 Million, with an Adjusted EBIT margin of 23.9%
•Record Adjusted Net Income of US$707.5 Million, up 17%
•Adjusted Diluted EPS of US$1.61 per share, up 18%
•Record Full Year Operating Cash Flow of US$914.2 Million, up 50%
Fourth Quarter Fiscal Year 2024 Highlights, Compared to Fourth Quarter Fiscal Year 2023, as applicable:
•Record Net Sales of US$1,004.9 Million, up 9%
•Adjusted EBITDA of US$280.8 Million, with an Adjusted EBITDA margin of 27.9%
•Adjusted EBIT of US$232.5 Million, with an Adjusted EBIT margin of 23.1%
•Adjusted Net Income of US$174.2 Million, up 19%

Speaking to the results, James Hardie CEO Aaron Erter said, “Our team’s focus remains simple: working safely, partnering with our customers, managing decisively, and controlling what we can control. This focus has enabled us to deliver a strong fourth quarter and fiscal year for Adjusted Net Income.”

Mr. Erter continued, “I believe our fiscal year results are proof points that we are accelerating through this cycle and taking share. We have a superior value proposition that helps our customers grow profitably and be successful. Our team is focused on maintaining momentum and consistency to deliver strong financial results again in fiscal year 2025 as highlighted by our guidance range provided today. We are homeowner focused, customer and contractor driven, providing the entire value chain with world class products and services.”

Media Release: James Hardie - Fourth Quarter and Year Ended 31 March 2024	1

Media Release 21 May 2024

Fourth Quarter Segment Results
Fourth Quarter Fiscal Year 2024 Results Compared to Fourth Quarter Fiscal Year 2023 Results
North America Fiber Cement Segment
Net Sales increased 13% to US$735.2 million, attributable to Average Net Sales Price (ASP) growth of +4% and a 9% increase in volumes. Volume of 766 million standard feet was within the February guidance of 750 million to 780 million standard feet. EBIT increased 23% to US$233.0 million, supported by a higher ASP. Cash costs decreased, driven by lower pulp prices and Hardie Operating System (HOS) savings including plant improvements, which offset higher cement and freight costs. SG&A increased 46%, primarily attributable to Homeowner and Trade marketing initiatives and higher employee costs. Sequentially, SG&A was up 2% versus the third quarter of fiscal year 2024. EBIT margin improved 270 basis points to 31.7%.

Asia Pacific Fiber Cement Segment
Net Sales increased 5% to A$215.2 million due to ASP growth of +9%, partially offset by a 4% decrease in volumes. The decline in volumes was driven by Australia and the Philippines, partially offset by improved volumes in New Zealand. EBIT decreased 1% to A$58.6 million, driven by higher costs due to product mix as well as increased SG&A, partially offset by a higher ASP. SG&A increased 43%, primarily due to higher employee costs and increased marketing initiatives. Sequentially, SG&A was up 12% versus the third quarter of fiscal year 2024. EBIT margin declined 170 basis points to 27.2%.

Europe Building Products Segment
Net Sales were flat, with a 5% increase in ASP, offset by volume decline of 9%. The growth in ASP resulted from our strategic price increases and growth in High Value Products. Lower volumes were driven by reduced market activity in Fiber Gypsum. EBIT of €12.1 million increased 53%, supported by a higher ASP, which offset lower overall volumes as well as increased investment in SG&A to drive growth initiatives. EBIT margin improved 360 basis points to 10.3%.

Capital Resources
Operating cash flow increased 50% to a record US$914.2 million for fiscal year 2024. FY24 operating cash flow was driven by strong results in all three regions aided by HOS execution. Significant FY24 capital deployment included capital expenditures of US$449.3 million and share repurchases of US$271.4 million.
James Hardie Chief Financial Officer, Rachel Wilson, stated, “Our Q4 leverage ratio of 0.67x and our US$958.2 million of liquidity reflects our strong margins and cash generation. In Q4, we bought back 1.9 million shares at an average price of US$39.42, for total consideration of approximately US$75 million. We plan to continue to repurchase shares under our US$250 million buyback program.
Our capital allocation framework is unchanged. The primary focus of our capital allocation framework is to invest in organic growth."
Commenting on capital resources, Ms. Wilson stated “At James Hardie, we’ve grown our market share consistently over the last decade. Today, we are Homeowner focused, Customer and Contractor driven, which we expect will further drive demand for our products. To meet this expected demand, we fund capacity and keep development at various stages to flexibly meet profitable share gain. This includes optimizing existing capacity with HOS and HMOS improvements, as well as balancing brownfield and greenfield capacity development."

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Media Release 21 May 2024

Outlook and Earnings Guidance
The outlook for the housing markets we participate in globally continues to remain uncertain. In our largest market, North America, the external data providers we utilize expect our addressable market to decrease 2%, with a range of down 6% to up 3%, in calendar year 2024 versus calendar year 2023. We plan to outperform the market, growing the business and investing for long-term success.
Guidance for the first quarter of fiscal year 2025; includes:
•North American volumes to be in the range of 745 million to 775 million standard feet
•North American EBIT margin to be in the range of 30% to 32%
•Adjusted Net Income to be in the range of US$155 million to US$175 million
Guidance for the full fiscal year 2025; includes:
•North American volumes to be in the range of 2,950 million to 3,150 million standard feet vs FY24 3,054 million standard feet
•North American EBIT margin to be in the range of 29% to 31%
•Adjusted Interest, net: US$25 million to US$29 million vs FY24 US$24.3 million
•Adjusted Effective Tax Rate: 23.5% to 24.5% vs FY24 23.0%
•Adjusted Net Income to be in the range of US$630 million to US$700 million
For the full year FY25, we expect to spend a total of approximately US$500 to US$550 million in capital expenditures.
James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks.

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Media Release 21 May 2024

Key Financial Information

	Q4 FY24	Q4 FY23		Change	FY24	FY23		Change

Group (US$ millions)
Net Sales	1,004.9	917.8		9%	3,936.3	3,777.1		4%
Adjusted EBITDA	280.8	233.5		20%	1,125.8	952.4		18%
Adjusted EBITDA Margin (%)	27.9	25.4		2.5 pts	28.6	25.2		3.4 pts
EBIT	84.0	130.6		(36%)	767.4	741.4		4%
Adjusted EBIT	232.5	187.5		24%	940.8	779.8		21%
EBIT Margin (%)	8.4	14.2	(5.8	pts)	19.5	19.6	(0.1	pts)
Adjusted EBIT Margin (%)	23.1	20.4		2.7 pts	23.9	20.6		3.3 pts
Net Income	55.6	81.4		(32%)	510.2	512.0		—%
Adjusted Net Income	174.2	146.2		19%	707.5	605.5		17%
Diluted EPS - US$ per share	0.13	0.18		(31%)	1.16	1.15		1%
Adjusted Diluted EPS - US$ per share	0.40	0.33		21%	1.61	1.36		18%
Operating Cash Flow					914.2	607.6		50%

North America Fiber Cement (US$ millions)
Net Sales	735.2	651.5		13%	2,891.4	2,787.6		4%
EBIT	233.0	188.8		23%	921.1	767.5		20%
EBIT Margin (%)	31.7	29.0		2.7 pts	31.9	27.5		4.4 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	215.2	204.6		5%	856.3	787.0		9%
EBIT	58.6	59.1		(1%)	252.7	208.8		21%
EBIT Margin (%)	27.2	28.9	(1.7	pts)	29.5	26.5	3.0	pts

Europe Building Products (€ millions)
Net Sales	118.0	117.8		—%	444.5	431.8		3%
EBIT	12.1	7.9		53%	41.5	25.2		65%
EBIT Margin (%)	10.3	6.7		3.6 pts	9.3	5.8		3.5 pts

Further Information

Readers are referred to the Company’s Consolidated Financial Statements and Management’s Analysis of Results in Section 2 of James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2024 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

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Media Release 21 May 2024

Management Briefing for Analysts, Investors and Media
James Hardie will conduct a teleconference and audio webcast for analysts, investors, and media on Tuesday, 21 May 2024, 9:00am Sydney, Australia time (Monday, 20 May 2024, 7:00pm New York City, US Eastern time). Analysts, investors, and media can access the management briefing via the following:
All participants wishing to join the teleconference will need to pre-register by navigating to:
https://s1.c-conf.com/diamondpass/10038119-hg786t.html
All participants wishing to join the webcast, please use the following link:
https://edge.media-server.com/mmc/p/kmvyaeyq
Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
Webcast Replay: Will be available after the Live Webcast concludes at https://ir.jameshardie.com.au/financial-information/financial-results.

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted Net Income, Adjusted EBIT, Adjusted EBITDA and Adjusted Diluted EPS. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see Appendix to the Company’s Management Presentation for the fourth quarter and fiscal year ended 31 March 2024.
In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross- reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non- GAAP Financial Measures” included in the appendix to the Company’s Management Presentation for the fourth quarter and fiscal year ended 31 March 2024.

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Media Release 21 May 2024

Forward-Looking Statements
This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the fiscal year ended 31 March 2024; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:
James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+1 312 756 9919
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland.

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